Simpson Thacher & Bartlett llp
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502

VIA EDGAR

November 28, 2022

Re:	KKR Infrastructure Conglomerate LLC Registration Statement on Form 10-12G Filed October 28, 2022 File No. 000-56484

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Ladies and Gentlemen:

On behalf of KKR Infrastructure Conglomerate LLC (the “Company”), we are concurrently filing with the Securities and Exchange Commission (the “Commission”) an amendment (“Amendment No. 2”) to the above-referenced registration statement on Form 10-12G (the “Registration Statement”) originally filed with the Commission on September 30, 2022.  The Company has revised the Registration Statement in response to the comment letter from the staff (“Staff”) of the Commission’s Division of Corporation Finance, dated November 23, 2022 (the “Comment Letter”), relating to the Registration Statement and to reflect certain other changes.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below.  Page references in the text of this letter correspond to the pages of Amendment No. 2.  Unless otherwise defined below, terms defined in Amendment No. 2 and used below shall have the meanings given to them in Amendment No. 2.  The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	-2-	November 28, 2022

Item 1. Business, page 1

1.
Please elaborate on the nature of the infrastructure assets you intend to hold through the Joint Ventures. We note that your defined term “Infrastructure Assets” includes entities through which infrastructure assets or businesses will be held.

In response to the Staff’s comment, the Company has revised the first paragraph on page 1 as follows:

“We are a holding company that seeks to own, acquire and control Infrastructure Assets with the objective of generating attractive risk-adjusted returns consisting of both current income and capital appreciation.  Our Infrastructure Assets will include existing companies, businesses, hard assets, properties and other assets, and may also include new companies, businesses and development projects.  See ‘—Acquisition Strategy.’”

Our Administrator, page 9

2.	Please disclose the amount of the monthly fee or explain how it is calculated, and disclose the minimum annual fee payable to the Administrator.

In response to the Staff’s comment, the Company has revised its disclosure on page 9 to indicate that it has not yet entered into an administration agreement. The Company intends to file an 8-K once it enters into an administration agreement, which will include disclosure relating to both the monthly fee and, if applicable, the minimum annual fee.

Share Repurchases, page 14

3.	Please provide us with your analysis as to the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program.

The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to its share repurchase plan.  The Company believes that its share repurchase plan is not an “issuer tender offer” subject to the tender offer rules, including Rule 13e-4 and Regulation 14E, under the Exchange Act.  This conclusion is based on an analysis of the factors identified in Wellman v. Dickinson,1 and applied in subsequent cases by the SEC and its staff in determining what constitutes an “issuer tender offer” for purposes of the tender offer rules under the Exchange Act.

1 Wellman v. Dickinson,  475 F. Supp. 783 (S.D.N.Y. 1979)

Securities and Exchange Commission	-3-	November 28, 2022

As discussed in more detail below, the Company believes that repurchases of shares pursuant to its share repurchase plan do not implicate the concerns that the tender offer rules were intended to address.  The purpose of the Company’s share repurchase plan is to provide shareholders with ongoing liquidity.  The terms of the share repurchase plan will be fully disclosed to potential investors in Class S Shares, Class D Shares, Class U Shares, Class I Shares, Class R Shares and Class F Shares prior to the purchase of the Company’s shares.  Shareholders will be notified of the most recent monthly transaction price and net asset value (“NAV”) per share for each class of shares through the Company’s website and toll-free information line, and/or through current or periodic reports filed by the Company.  Shareholders will be given sufficient time after the transaction price is made available to submit their repurchase request or, if they had previously submitted their repurchase request, to withdraw such request if desired.  The terms of the Company’s share repurchase plan, including full disclosure of the time in which to make decisions, withdrawal rights, and proration in the event a repurchase offer is oversubscribed, collectively reduce pressure on shareholders and mitigate the concerns that the tender offer rules were intended to address.  Because the share repurchase plan is not an “issuer tender offer” based on an analysis of the Wellman factors, the structural protections generally afforded to shareholders under the tender offer rules are unnecessary for the protection of investors.

Analysis of the Wellman Factors

An analysis of the Wellman factors demonstrates that the Company’s share repurchase plan should not be viewed as an “issuer tender offer” subject to the tender offer rules under the Exchange Act.  Set forth below is an application of these factors to the share repurchase plan.

(i)          Active and widespread solicitation of public stockholders for the shares of an issuer.  The Company will not engage in an active and widespread solicitation for the repurchase of its shares.  The share repurchase plan will be described in the Company’s private placement memorandum (“PPM”), and any communications to shareholders identifying changes to the plan will be communicated through supplements to the PPM, current or periodic reports filed by the Company with the SEC, a press release and/or via the Company’s website.  The Company respectfully submits that this disclosure is required by the Exchange Act and is provided to make shareholders aware of the plan’s existence, rather than to solicit the repurchase of shares.  The Company will not make any other significant public communications about the share repurchase plan except as contained in or related to the PPM and its supplements, offering materials used in connection with the private placement of the Company’s shares, required communications in periodic and current reports filed under the Exchange Act, the dissemination of the monthly transaction price and NAV per share of each class of shares on the Company’s website and toll-free information line, and communications required by the plan itself.  Shareholders who desire to have all or a portion of their shares repurchased by the Company will do so of their own volition and not at the behest, invitation or encouragement of the Company.  The Company will not solicit or encourage shareholders to request repurchase of their shares.  The role of the Company in effectuating repurchases under the share repurchase plan will be ministerial and will merely facilitate the full or partial exit by shareholders from their investment in the Company.

Securities and Exchange Commission	-4-	November 28, 2022

(ii)          The offer to purchase is made at a premium over the prevailing market price.  No premium will be paid over the prevailing market price by the Company for any shares repurchased.  The offering price will be the monthly transaction price for each class of shares, plus applicable selling commissions and dealer manager fees, and the repurchase price will be the monthly transaction price for the class of shares being repurchased.  Further, there is no established regular trading market for the Company’s shares.  The share repurchase plan will be terminated in the event the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market.  Because there is no established trading market and the offering price and repurchase price each month are equal (except that selling commissions and dealer manager fees are not included in the calculation of the repurchase price), this factor does not apply.

(iii)          The solicitation is made for a substantial percentage of the issuer’s stock.  As noted above, the Company will not actively solicit repurchases under the share repurchase plan.  The share repurchase plan limits repurchases in any calendar month to 2%, and in any calendar quarter to 5%, of the Company’s aggregate NAV as of the last day of the previous calendar month or quarter, respectively.  The Company respectfully submits that the presence of such limitations means there is no reasonable likelihood that the share repurchase plan will have the effect of the Company repurchasing a “substantial percentage” of its shares in any month or quarter.  Under the share repurchase plan, the maximum amount of shares that may be repurchased over a 12-month period is approximately 20% of the Company’s NAV.

As noted above, the Company’s share repurchase plan provides shareholders with a means of liquidity in respect of their investment in the Company.  Accordingly, the Company respectfully submits that its share repurchase plan does not exist for the same reasons that issuers typically conduct tender offers.  The Company intends to continuously raise capital through a continuous private offering and use the net proceeds to acquire, own and control Infrastructure Assets.  Repurchasing shares decreases funds available for such acquisitions and reduces the Company’s NAV, which creates a disincentive for the Company to repurchase shares.

(iv)          The terms of the offer are firm, rather than negotiable. The terms of the Company’s share repurchase plan are firm with respect to the process by which shareholders may request repurchases.  While the repurchase price is not negotiable, it is not fixed at the same amount for the duration of the share repurchase plan, but rather it is determined each month, under normal circumstances based on the prior month’s NAV per share determined using an established methodology.  The Company believes, however, that this feature does not compel the finding of a tender offer because the firmness of the terms of the share repurchase plan will not increase pressure on shareholders to request repurchase of their shares, as repurchases will be made at NAV.  The pressure on shareholders that Rule 13e-4 attempts to eliminate is that which is caused by “a high premium with a threat that the offer will disappear within a certain time.”2  Where these factors exist, firmness of the terms of the offer may have the effect of exacerbating the coercive pressure on shareholders.  However, as previously discussed, the Company’s share repurchase plan will not offer shareholders a premium for their shares and the Company intends that the share repurchase plan will exist indefinitely (subject to the authority of the Company’s Board of Directors in its reasonable discretion to suspend the plan under specified circumstances or to make modifications to promote its proper and fair operation).

2 See Brascan Ltd. v. Edper Equities, 477 F. Supp. 773, 792 (S.D.N.Y. 1979).

Securities and Exchange Commission	-5-	November 28, 2022

Additionally, the Company believes that NAV-based pricing for its repurchase program should have the effect of mitigating pressure because shareholders will know that they can request to have their shares repurchased by the Company at the end of any month, under normal circumstances at the prior month’s NAV per share.  In a typical tender offer, the issuer conceivably has both an incentive and the ability to set the offer price at a level that will maximize the chances of obtaining the desired volume of tenders, while minimizing the overall premium paid.  Conversely, the Company, absent extenuating circumstances, will apply, each month, the same comprehensive set of valuation policies and procedures to ascertain the prior month’s NAV per share.  The Company will have discretion in the determination of the repurchase price only in cases where it believes there has been a material change to the NAV per share since the end of the prior month.  The Company expects such cases to be rare, and in such cases, will estimate the current NAV per share after giving effect to such material change.  As noted above, the Company does not have an incentive to maximize repurchases of shares, and therefore has no incentive to set the repurchase price at a level that will maximize the chances of obtaining a desired volume of tenders. Moreover, the monthly repurchase price under the share repurchase plan will be based upon criteria that are beyond the control of the Company.

(v)          The offer is contingent on the tender of a fixed number of shares. The Company’s share repurchase plan is not contingent on a fixed number of shares being repurchased. Shareholders may choose to request the Company to repurchase none, all or a portion of their shares on a monthly basis.

(vi)          The offer is open only for a limited period of time. The Company’s share repurchase plan is open for an indefinite period.  The risk of manipulation and pressure to sell typically associated with tender offers are not present in the share repurchase plan.  This feature of the share repurchase plan makes it most unlike a tender offer.  In addition, for each month, the window during which a repurchase request can be made will generally be at least 20 business days (from the last business day of the previous month to the second to last business day of the current month).  The transaction price will also be made available to investors via the Company website and current reports on Form 8-K at least ten business days prior to the last business day of the month.  Investors will also have the opportunity to withdraw their repurchase request prior to the last business day of the month.

In addition, because shares will be repurchased on a pro rata basis in the event the monthly or quarterly volume limitations are reached or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, shareholders will be able to request repurchase for at least a portion of their shares regardless of the particular day during the month or quarter when the shareholder chooses to submit its repurchase request and therefore will not be pressured to request repurchases at the beginning of a month or quarter.

Securities and Exchange Commission	-6-	November 28, 2022

(vii)          The offeree is subjected to pressure to sell. As noted above, the Company will not encourage, invite, solicit or in any way pressure shareholders to participate in the share repurchase plan and will not offer to repurchase shares at a premium.  The role of the Company in effectuating repurchases under the share repurchase plan will be purely ministerial.  Because the share repurchase plan will have no set termination date, shareholders will not need to rush to make decisions regarding participation in the plan.  If a monthly or quarterly repurchase limitation is reached during any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, all repurchases under the share repurchase plan for such month will be made on a pro rata basis.  If the share repurchase plan reaches its monthly or quarterly cap, it will automatically reopen in the next calendar month.  In addition, the combination of (1) disclosure of the share repurchase plan as an integral part of the Company’s private offering at the time of the original investment decision with respect to Class S Shares, Class D Share, Class U Shares, Class I Shares, Class R Shares and Class F Shares, (2) the monthly regularity of repurchases and (3) the NAV-based pricing of the repurchase price and the comprehensive policies and procedures for determining NAV, collectively will act together to decrease any coercive pressure on shareholders.

The Company acknowledges that some features of the share repurchase plan may, to a limited extent, encourage a shareholder to request repurchase of its shares at a particular time given the perpetual-life structure of the plan.  For example, shareholders may feel pressure to request repurchase of their shares if they believe the Company may receive repurchase requests in a calendar month or quarter in excess of the established maximum amount for that month or quarter.  However, the Company does not believe that these types of pressure are the types of pressure placed on offerees in a tender offer which the tender offer rules were intended to address.  As noted above, the features of the Company’s share repurchase plan will be disclosed to purchasers of Class S Shares, Class D Shares, Class U Shares, Class I Shares, Class R Shares and Class F Shares at the time they purchase shares.  As such, shareholders will be informed of the terms of the share repurchase plan substantially in advance of the time of their decision to participate in the share repurchase plan, including that the Company may determine to repurchase fewer shares than have been requested to be repurchased in any particular month.  Shareholders will not therefore be presented with a “new” investment decision at the time they become eligible to request that the Company repurchase their shares under the plan.  Moreover, even if shareholders believe the Company may receive repurchase requests in a calendar month or quarter in excess of the established maximum for that month or quarter or that the Company may determine to repurchase fewer shares than have been requested to be repurchased in any particular month, as a result of the plan’s proration mechanism, they will be assured that they will be able to request repurchase for at least a portion of their shares during that month or quarter, regardless of the particular day during the month or quarter when they choose to submit their repurchase requests.

Securities and Exchange Commission	-7-	November 28, 2022

(viii)          A public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by a rapid accumulation of a large amount of securities.  As noted above, the intent of the Company’s share repurchase plan is to provide the Company’s shareholders with ongoing liquidity, not for the Company to continuously re-acquire its own shares.  Although it is possible that the Company may be requested to repurchase a significant number of shares over an extended period of time depending on shareholders’ decisions to exit their investment in the Company, the presence of the 2% monthly and 5% quarterly limitations means there is no reasonable likelihood that the share repurchase plan will result in a “rapid” accumulation of a large amount of shares.

The Company will describe its share repurchase plan in the PPM and related offering materials, and to the extent applicable, in filings made pursuant to the Exchange Act.  The Company will promptly inform shareholders, as required by the share repurchase plan, of any modification or suspension of the share repurchase plan.  The Company will also file current or periodic reports disclosing the historical NAV per share of each class of shares and/or provide each month the transaction price and NAV per share of each class of shares on its website and toll-free information line.  Nevertheless, the Company does not believe that its share repurchase plan is analogous to a publicly-announced acquisition plan which is followed by a rapid accumulation of a large amount of stock.  Although disclosure of the share repurchase plan as described above constitutes a public announcement of its existence and precedes any repurchase, the Company believes that any repurchase of shares that might occur will not be driven by pressure exerted by the Company, as the share repurchase plan imposes no deadline and offers no premium.  Rather, any such accumulation would occur over time solely as a result of shareholders opting to exit from the investment at a particular repurchase price of their own volition without pressure or prompting by the Company, which is not the type of untoward pressure the tender offer rules were designed to prohibit. Several courts have agreed that offers without a deadline or a premium are not tender offers within the meaning of Rule 13e-4, as shareholders are not subjected to the pressure the rule was designed to mitigate.3

Based on analysis of the eight factors discussed above, the Company believes that repurchases of the Company’s shares pursuant to its share repurchase plan do not implicate the concerns that the tender offer rules were intended to address.

3 See Panter v. Marshall Field & Co., 646 F.2d 271, 286 (7th Cir. 1981) (ruling that where no deadline and no premium existed, stockholders “were simply not subjected to the proscribed pressures the Williams Act was designed to alleviate”); Brascan, 477 F. Supp. at 792 (ruling that without high premium and threat that the offer will disappear, large purchases in short time do not represent the kind of pressure the Williams Act was designed to prevent); Kennecott Copper Corp. v. Curtiss-Wright Corp., 449 F. Supp. 951, 961 (S.D.N.Y. 1978) (ruling that where no deadline and no premium existed, there was no pressure, other than normal pressure of the marketplace, exerted on the stockholders), aff’d in relevant part, rev’d in part, 584 F.2d 1195, 1207 (2d Cir. 1978).

Securities and Exchange Commission	-8-	November 28, 2022

The Company notes that some courts have rejected a rigid application of the Wellman test and have, instead, applied what the Company considers a reasonable “totality of circumstances” analysis.4  This analysis looks to all the circumstances surrounding the transaction to determine whether the chief objectives of the tender offer rules and regulations are being met, specifically, to remove the element of secrecy and undue pressure associated with such transaction and to provide shareholders with adequate information to make an informed investment decision in connection therewith.5

The Company believes that its share repurchase plan is not a tender offer even under a “totality of circumstances” analysis.  Purchasers of Class S Shares, Class D Shares, Class U Shares, Class I Shares, Class R Shares and Class F Shares are provided full disclosure of the plan before they purchase shares and invest in the Company and are informed that participation in the share repurchase plan will be their primary liquidity option if they want to sell their shares.  In addition, the perpetual-life structure of the Company’s share repurchase plan and the proration mechanism eliminate any undue pressure on shareholders that is typical in tender offers.  The Company believes that the protections afforded to shareholders by the tender offer rules are not needed for shareholders who participate in the share repurchase plan.  The Company does not believe that a “substantial risk of ill-considered sales” made “by ill-informed shareholders” will exist for repurchases made under the share repurchase plan if the Rule 13e-4 procedural protections are not implemented.6

For the reasons described above, the Company believes that under a “totality of circumstances” analysis, the Company’s shareholders are not the “particular class of persons [that] need the protection of” the tender offer rules because the terms of the share repurchase plan will be fully disclosed at the time of purchase.  Finally, courts have specifically mentioned full disclosure of the time in which to make investment decisions, withdrawal rights, and proration in the event the offer is oversubscribed when referring to the substantive and procedural protections provided by Rule 13e-4.7  We note that these protections are also inherent in the Company’s share repurchase plan (including the ability for shareholders to withdraw the repurchase request prior to the last business day of the applicable month) even if Rule 13e-4 is inapplicable.

4 See Hanson Trust PLC v. SCM Corp., 774 F.2d 47, 57 (2d. Cir. 1985); see also Pin v. Texaco Inc., 793 F.2d 1448, 1454 (5th Cir. 1986) (applying same analysis to issuer tender offer case).

5 See, e.g., Wellman, 475 F. Supp. at 821-23; Pin, 793 F. Supp. at 1454; Hanson Trust, 774 F.2d at 54-57.

6 See Hanson Trust, 774 F.2d at 58.

7 See SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945, 949 (9th Cir. 1985).

Securities and Exchange Commission	-9-	November 28, 2022

Consistent with Conditions of SEC No-Action Relief

The Company notes that the terms of its share repurchase plan are consistent with the conditions of relief granted by the Staff in prior no-action letters to non-listed vehicles that engage in continuous offerings and conduct NAV-based ongoing repurchase programs.  By way of illustration, set forth below is a table setting forth the key features underlying the relief granted in Blackstone Real Estate Income Trust, Inc., SEC No-Action Letter (September 12, 2016).  As shown below, the Company’s plan contains each of these key features.

Key Features of Share Repurchase Plan	Blackstone Real Estate Income Trust, Inc.	KKR Infrastructure Conglomerate, LLC
All material information relating to the repurchase plan will be fully and timely disclosed to all shareholders. The terms of the repurchase plan will be fully disclosed in the Company’s offering documents, and the most recently determined NAV per share for each class of the Company’s shares will always be available on the Company’s website and toll-free information line.
	√	√
The Company will not solicit repurchases under the repurchase plan other than through the Company’s offering materials and supplements thereto disclosing the transaction price and NAV per share of each class of the Company’s shares. Shareholders desiring to request repurchase of all or a portion of their shares will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the repurchase plan will be ministerial.
	√	√

Securities and Exchange Commission	-10-	November 28, 2022

Shares will be repurchased monthly under the repurchase plan at a price which will generally be equal to the NAV per share for the applicable class of shares for the prior month, and the Company will provide shareholders information by supplement, disclosing the historical NAV per share of each class of shares and also provide each month the transaction price and the NAV per share for each class of shares on the Company’s website and toll-free information line. Subject to the terms of the repurchase plan, the Company will repurchase shares at the transaction price per share for the applicable class of the Company’s shares.
√	√
Repurchases will be made on a monthly basis. The repurchase price normally will be paid in cash within three business days following the last calendar day of the applicable month and will be the same for all shares of the same class repurchased in a given month.
√	√
Repurchases under the repurchase plan will be limited in any calendar month to shares whose aggregate value is 2% of the combined NAV of all classes of the Company’s shares as of the last calendar day of the previous month and will be limited in any calendar quarter to shares whose aggregate value is 5% of the combined NAV of all classes of Company’s shares of the last calendar day of the previous calendar quarter.
√	√

Securities and Exchange Commission	-11-	November 28, 2022

If the monthly or quarterly volume limitation is reached in any given month or the Company determines to repurchase fewer shares than have been requested to be repurchased in any particular month, repurchases under the repurchase plan for such month will generally be made on a pro rata basis.
√	√
Shareholders may withdraw any repurchase request by notifying the Company’s transfer agent on the Company’s toll-free information line before 4:00 p.m. Eastern time on the last business day of the applicable month.
√	√
Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the repurchase plan will be promptly disclosed in a supplement to the Company’s offering documents, or periodic or current reports filed by the Company, as well as on the Company’s website.
√	√
There will be no established regular trading market for the Company’s shares. The repurchase plan will be terminated if the Company’s shares are listed on a national securities exchange or included for quotation in a national securities market, or in the event a secondary market for the Company’s shares develops.
√	√

Securities and Exchange Commission	-12-	November 28, 2022

The repurchase plan is intended to remain open indefinitely for the life of the Company unless modified or suspended by the Company’s board of directors. The Company is structured as a perpetual-life entity and has no intention to list its shares for trading on an exchange or other trading market.
	√	√
The repurchase plan is open to all shareholders with respect to shares issued in the offering.	√	√

The Company acknowledges that, unlike Blackstone Real Estate Income Trust, Inc. (“BREIT”), it has not elected to be treated as a real estate investment trust under the Internal Revenue Code of 1986, as amended. However, the Company respectfully submits that the similarity of its share repurchase plan to those of BREIT and other non-listed vehicles that conduct NAV-based repurchase programs, and the consistency of the terms of the Company’s share repurchase plans with the conditions of no-action relief granted by the Staff to BREIT and other non-listed vehicles that conduct NAV-based repurchase programs, further demonstrate that the Company’s share repurchase plan is not an “issuer tender offer” subject to the tender offer rules, and that repurchases pursuant to its share repurchase plan do not implicate the concerns that the tender offer rules were intended to address.

4.
It appears that you may conduct the share repurchase program during the continuous private offering of shares described on page 17. Please be advised that you are responsible for analyzing the applicability of Regulation M to your repurchase program. We urge you to consider all the elements of your repurchase program in determining whether the program is consistent with the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

The Company acknowledges that it is responsible for analyzing the applicability of Regulation M to its share repurchase plan and for considering all of the elements of its repurchase program in determining whether the program is consistent with the relief granted by the Division of Trading and Markets to Alston & Bird LLP in the class exemptive letter dated October 22, 2007.  If the Company concludes that any elements of its repurchase program may require exemptive relief from Regulation M, the Company will discuss the topic with the Division of Trading and Markets prior to effecting repurchases pursuant to its share repurchase program.

Securities and Exchange Commission	-13-	November 28, 2022

Item 1A. Risk Factors, page 35

5.
We note your risk factor disclosure on page 54 that you may amend the LLC Agreement without shareholder approval. Please include disclosure about how you intend to notify shareholders of any changes to your LLC Agreement.

In response to the Staff’s comment, the Company has revised its disclosure on page 55 to include disclosure that the Company will file an 8-K to disclose any amendments to its LLC Agreement.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Unitholder Matters, page 122

6.
Please revise your disclosure throughout your registration statement to clarify who maintains responsibility for calculating monthly NAV. We note disclosure here that “[t]he Company determines the NAV of its shares no less frequently than monthly,” which conflicts with your statement on page 113 that “[t]he Company’s NAV will generally be determined by the Manager based in part on valuations of the Company’s assets…” Please also tell us whether any third party will expertise any of the quantitative NAV disclosures, such as valuation of the company’s assets.

In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 2 to clarify that the Company’s Manager will be responsible for calculating the Company’s NAV in accordance with valuation policies and procedures approved by the Company’s board. The Company further advises the Staff that it has not yet engaged any third parties in connection with calculating monthly NAV.  To the extent that the Company or the Manager elects to engage with any third parties in the future, it anticipates that the Manager would retain responsibility for calculations of the Company’s monthly NAV. The Company does not expect that either the Manager or any third party will expertise any of the quantitative NAV disclosures, such as valuations of the Company’s assets.

Securities and Exchange Commission	-14-	November 28, 2022

7.
Please disclose how the company intends to disseminate the monthly NAV to shareholders, here and in your discussion of share repurchases on page 14. Please also provide us supplementally with your template for future NAV disclosures.

In response to the Staff’s comment, the Company intends make its monthly NAV available to shareholders on its website at www.kinfra.com. The Company notes for the Staff that its website is not yet live, but will become active prior to the issuance of any shares to third parties. The Company anticipates that its future NAV disclosures will be made substantially in the form of the following template:

Share Class	Symbol	NAV per Share*
Class S
Class D
Class U
Class I
Class R
Class F
* As of [●]

Item 10. Recent Sales of Unregistered Securities, page 123

8.
Please reconcile your disclosure on page 117 that “KKR purchased $40 of Class G Shares” with your disclosure on page 66 and elsewhere in the registration statement that that “KKR and its subsidiaries have made an initial capital contribution of $1,000 in cash, in exchange for 40 Class G Shares.”

In response to the Staff’s comment, the Company has revised its disclosure on page 123 to indicate that KKR purchased 40 Class G Shares.

* * * * * * *

Securities and Exchange Commission	-15-	November 28, 2022

Please do not hesitate to call Mark Brod at (212) 455-2163 with any questions or further comments regarding the Registration Statement or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	KKR Infrastructure Conglomerate LLC Raj Agrawal